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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~20013065~~
20009441

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66961

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2019 (MM/DD/YY) AND ENDING 3/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Toyota Financial Services Securities USA Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6565 Headquarters Dr, W2-3A-3D
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Ro — (469) 786-8961
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name -- *if individual, state last, first, middle name*)

2121 N. Pearl Street, Suite 2000	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
JUN 02 2020
Washington DC
415

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Nicholas J. Ro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of May 21, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/Treasurer

Title

Notary Public

RUTH ELIZABETH JESSEN
Notary ID #128402708
My Commission Expires
March 17, 2021

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A copy of the Exemption Report.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Index to Financial Statements
March 31, 2020

Page

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Toyota Financial Services Securities USA Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Toyota Financial Services Securities USA Corporation (the "Company") as of March 31, 2020, and the related statements of income, of changes in shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedule - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Supplemental Schedule - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedule - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Supplemental

Schedule - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

May 21, 2020

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 2121 North Pearl Street, Suite 2000, Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)

Statement of Financial Condition

March 31, 2020

Assets	
Cash	$ 5,921,353
Deposit with and receivable from clearing broker	269,830
Deferred income taxes	5,143
Note receivable from affiliate	8,000,000
Receivable from affiliate, net	13,105
Other assets	4,581
Total assets	$ 14,214,012
Liabilities and Shareholder's Equity	
Accounts payable and accrued liabilities	$ 91,878
Income taxes payable	203,176
Deferred income	10,822
Total liabilities	305,876
Commitments and contingencies (Note 6)	
Shareholder's equity	
Capital stock, $0.001 par value; 10,000 shares authorized; 2,500 issued and outstanding	3
Additional paid-in-capital	249,997
Retained earnings	13,658,136
Total shareholder's equity	13,908,136
Total liabilities and shareholder's equity	$ 14,214,012

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)

Statement of Income

For the Year Ended March 31, 2020

Revenues	
Commissions	$ 1,910,337
Service fees	50,000
Interest income	156,577
Total revenues	2,116,914
Expenses	
Regulatory fees	$ 46,896
Clearing fees	75,000
Operating	164,596
Total expenses	286,492
Income before income taxes	1,830,422
Provision for income taxes	440,169
Net income	$ 1,390,253

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2020

	Capital Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance at March 31, 2019	2,500	$ 3	$ 249,997	$ 12,267,883	$ 12,517,883
Net income	–	–	–	1,390,253	1,390,253
Balance at March 31, 2020	2,500	$ 3	$ 249,997	$13,658,136	$ 13,908,136

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Cash Flows
For the Year Ended March 31, 2020

Cash flows from operating activities	
Net income	$ 1,390,253
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in deposit with and receivable from clearing broker	(4,448)
Increase in deferred income taxes	(2,180)
Decrease in receivable from affiliate	4,151
Decrease in other assets	4,337
Increase in accounts payable and accrued liabilities	2,502
Increase in income taxes payable	204,198
Decrease in deferred income	(137)
Total adjustments	208,423
Net cash provided by operating activities	1,598,676
Cash flows from investing activities	
Net cash provided by / (used in) investing activities	-
Cash flows from financing activities	
Net cash provided by / (used in) financing activities	-
Net increase in cash	1,598,676
Cash at the beginning of the year	4,322,677
Cash at the end of the year	$ 5,921,353
Supplemental Disclosures	
Income taxes paid	$ 246,056
Cash paid for interest	$ -

See accompanying Notes to Financial Statements.

1. Nature of Operations

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005 and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services International Corporation ("TFSIC"), a California corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling fixed income securities issued by Toyota Motor Credit Corporation ("TMCC"), which is a wholly owned subsidiary of TFSIC.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and securities commissions in multiple states. TFSS was formed for the purpose of directly offering TMCC debt products to the United States debt market.

The Company has a clearing agreement with a non-affiliated broker dealer to process and clear all of the Company's securities transactions on a fully disclosed basis.

The Company is headquartered in Plano, Texas and has no branches or sales offices. Administrative and back office support is provided by its affiliate, TMCC. Such services are governed by a Shared Expense Agreement between TMCC and the Company (Note 5).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenue from Contracts with Customers

Commissions

The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Commissions are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions are realized on settlement date of the securities transactions.

Service Fees

TFSS entered into an Accommodating Broker Agreement, which was effective in June 2018 (the "Agreement"). Pursuant to the Agreement, the Company is paid $50,000 annually to serve as an accommodating broker for TMCC. As the performance obligation is satisfied over a one-year period, this amount is recorded as deferred income when received from TMCC and amortized over the annual contract period on a straight-line basis. For the year ended March 31, 2020, TFSS recognized revenue of $50,000 related to the Agreement, which is classified as Service fees on the Statement of Income. At

2. Summary of Significant Accounting Policies (Continued)

March 31, 2020, the deferred income balance on the Statement of Financial Condition associated with the Agreement was $10,822.

Other Revenues

Interest income on the note receivable from affiliate (Note 8) is recorded when earned.

Expense Recognition

Expenses are recorded as incurred and disclosed within the Statement of Income.

Cash and Cash Equivalents

Cash equivalents, consisting primarily of money market instruments, represent highly liquid investments with original maturities of three months or less at purchase. The Company holds cash in a financial institution in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institution to assess the credit risk. The Company believes that no significant concentration of credit risk exists with respect to the balance based on its assessment of the creditworthiness and financial viability of the financial institution. There were no cash equivalents at March 31, 2020.

Deposit with and Receivable from Clearing Broker

Deposits at March 31, 2020 represent a clearing deposit of $250,000 with the clearing broker and other receivables from the clearing broker due to TFSS in the normal course of business. The Company incurred clearing fees of $75,000 to the clearing broker in fiscal year 2020.

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company maintains policies and procedures to value financial instruments using the best and most relevant data available. Management believes that the fair value of financial assets and liabilities recognized on the Statement of Financial Condition approximates carrying value due to their short-term nature.

Fair Value Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The fair value hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The three levels of the fair value hierarchy are defined as follows:

Level 1: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level2: Quoted prices in active markets for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity may require significant judgment in order to determine the fair value of the assets and liabilities

As of March 31, 2020, and during the year then ended, the Company had no assets or liabilities classified as Level 1, 2 or 3. There were no transfers between levels during the year.

Income Taxes
Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

2. Summary of Significant Accounting Policies (Continued)

The Company is part of the TFSIC consolidated federal income tax return. TFSS does not file a separate state income tax return, and it is included in the consolidated/combined state income tax returns with Toyota Motor North America, Inc. ("TMNA") or other subsidiaries of TFSIC. Federal and state income tax expense is recognized as if TFSS filed its tax returns on a stand-alone basis.

In those states where TFSS joins in the filing of consolidated or combined income tax returns, TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. TFSS pays TMNA, TFSIC or its subsidiaries for its share of the consolidated federal and the consolidated or combined state income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the consolidated federal and the consolidated or combined state income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing the financial statements, management has evaluated subsequent events for potential recognition and disclosure from March 31, 2020 through May 21, 2020, the date of the financial statements issuance. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

3. Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the SEC (Rule 15c3-1). The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2020, the Company's net capital, as defined, was $5,885,307 which was $5,864,915 in excess of its required net capital of $20,392. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

The Company is exempt from the SEC Rule 15c3-3 under the provision of section (k)(2)(ii) of such Rule as a broker or dealer who carries no customer accounts and clears all customer transactions on a fully disclosed basis through another clearing broker. Operating under such exemption, the Company has not prepared a Computation for Determination of Reserve Requirements for Brokers or Dealers.

4. Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended March 31, 2020
Current	
Federal	$ 371,742
State	70,607
Total current	442,349
Total deferred	(2,180)
Provision for income taxes	$ 440,169

The Deferred Income Tax asset on the Statement of Financial Condition represents amounts related to California State income taxes. This asset is expected to be fully realized.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	For the Year Ended March 31, 2020
Provision for income taxes at U.S. federal statutory tax rate	21.00%
State and local taxes (net of federal tax benefit)	3.05%
Effective tax rate	24.05%

As of March 31, 2020, there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

As of March 31, 2020, we remain under IRS examination for fiscal 2020, 2019, and 2018.

5. Related Party Transactions

The Company has entered into a Shared Expense Agreement with TMCC to support the ongoing administration, marketing and operation of the Company. As part of this agreement, TMCC provides the Company with office space, office equipment, office supplies, administrative services and other services, including employee compensation, at no cost to the Company. Based on the Shared Expense Agreements, these costs approximate $216,085 for the year ended March 31, 2020. No amounts are due as of March 31, 2020 relating to the Shared Expense Agreement.

The Company has a tax sharing agreement with its parent company, TFSIC. The Company has recorded income taxes payable of $203,176 at March 31, 2020.

As mentioned in Note 2, all commission revenues and service fees earned by the Company are related to securities transactions executed on behalf of TMCC. As mentioned in Note 8, the Company entered into a loan agreement with TMCC and earns interest income on this note.

6. Commitments and Contingencies

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. Due to the difficulty in predicting future events that could result in claims, the Company is not able to estimate a maximum exposure under these arrangements. However, the Company believes the risk of loss related to these arrangements is remote. As of March 31, 2020, there were no pending litigations or claims against the Company.

7. Concentration Risk

As discussed in Note 1, the Company's securities transactions are introduced on a fully disclosed basis to its clearing broker dealer. Off balance-sheet risk exists with respect to these transactions due to the possibility that third parties may be unable to fulfill their contractual commitments wherein the clearing broker dealer may charge any losses they incur to the Company.

The Company clears all of its trades through one clearing broker. The Company is required to maintain a deposit with its clearing broker, which can fluctuate, based on trading activities. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk of default. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company is exposed to credit risk from the potential inability of its clearing broker to perform in accordance with the terms of the contract. The Company monitors credit risk associated with its clearing broker.

8. Note Receivable from Affiliate

Amounts represent balances receivable under a promissory note entered into with TMCC. Under this agreement TMCC can borrow up to $15,000,000 from TFSS. Amounts receivable from TMCC under the agreement are $8,000,000 at March 31, 2020. Interest is assessed at the equivalent of the US Federal Funds Rate, as published by Bloomberg Financial. Interest income earned under this agreement for the year ended March 31, 2020 was $152,340 and is included with interest income in the Statement of Income. Interest receivable on the note was $4,500 at March 31, 2020 and is included with Receivable from affiliate on the Statement of Financial Condition.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Supplemental Schedule – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2020

Net Capital	
Shareholder's Equity	$13,908,136
Less: Non-Allowable Assets	8,022,829
Net Capital before Haircuts on Security Positions	5,885,307
Haircut on Security Positions	-
Net Capital	$5,885,307
Aggregate Indebtedness	$ 305,876
Computation of Basic Net Capital Requirement	
6 2/3% of Aggregate Indebtedness	20,392
Minimum Net Capital Requirement	5,000
Excess Net Capital	5,864,915
Net Capital less 10% of Aggregate Indebtedness	5,854,719
Aggregate Indebtedness/Net Capital	0.05

There are no material differences between the Computation of Net Capital included above and the amounts reported on the Company's unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2020, filed on April 22, 2020.

(A wholly owned subsidiary of Toyota Financial Services International Corporation)

Supplemental Schedule – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2020

The Company claims exemption from Rule 15c3-3 under the provisions of Rule15c3-3(k)(2)(ii).

There are no material differences between the information included above and the information reported on the Company's unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2020, filed on April 22, 2020.

Toyota Financial Services Securities USA Corporation's
Exemption Report

CRD #135978

Toyota Financial Services Securities USA Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3-3 (k) throughout the year ended March 31, 2020 without exception.

Toyota Financial Services Securities USA Corporation

I, Nicholas Ro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Title: President, Treasurer

Date: May 21, 2020

pwc

Report of Independent Registered Public Accounting Firm

To management and the Board of Directors of
Toyota Financial Services Securities USA Corporation

We have reviewed Toyota Financial Services Securities USA Corporation's assertions, included in the accompanying Toyota Financial Services Securities USA Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2020 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

May 21, 2020

PricewaterhouseCoopers LLP, 2121 North Pearl Street, Suite 2000, Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us